02047836

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
5-Year US$50MM Syndicated Loan

CONTENTS

Press release dated October 16, 2002.

NOTES

a) On October 16, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter explaining a renegotiation of a US$50MM Syndicated loan.

b) This report is a free translation from the original in Spanish.

FOR IMMEDIATE RELEASE

Cristalchile

CRISTALERIAS DE CHILE RENEGOTIATED 5–YEAR US$50MM SYNDICATED LOAN

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

Santiago, Chile (October 16, 2002) – Cristalerías de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

The Company paid half of its previous US$100 million syndicated loan with resources coming from a long-term bond issue in Chilean UF's, placed in the local market in August 2002. The remaining US$50 million were renegotiated for 5 years, with amortizations beginning 42 months from the closing date and at an interest rate of LIBOR plus 0.8%.

The Company will have interest savings, since the previous credit had an interest rate of LIBOR plus 1.125%. This transaction was led by J.P. Morgan Securities Inc., with 9 other international financial institutions participating, which offered larger amounts than those requested by Cristalerías. This operation leaves the Company with a new long-term financing structure, with a combination of bonds in Chilean UF's, and this credit for 5 years.

Cristalchile will invest US$25 million to modernize and increase its glass container plant capacity from 270,000 to 300,000 annual tons during the first half of 2003. In addition, US$5.8 million were invested in the Rayén Curá plant in Mendoza and a 22% stake of Megavisión was acquired for US$4.2 million.

CONTACT IN SANTIAGO:
Ricardo Dünner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: rdunner@cristalchile.cl

Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: October 17, 2002.